August 15, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Teekay Corporation

Registration Statement on Form F-4

Filed August 7, 2024

File No. 333-281337

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Teekay Corporation hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 1:00 p.m., Eastern Time, on August 20, 2024, or as soon thereafter as practicable.

[Signature page follows]

Teekay Corporation

4th Floor, Belvedere Building • 69 Pitts Bay Road • Hamilton, Bermuda • HM 08

tel: +1 441 298 2530 • fax: +1 441 292 3931 • www.teekay.com

Very Truly Yours,

TEEKAY CORPORATION

By:	/s/ Kenneth Hvid
Name:	Kenneth Hvid
Title:	President and Chief Executive Officer

[Signature page to Letter Requesting Acceleration of Effectiveness (F-4)]